Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.
(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Letter to Shareholders included as part of Comerica Incorporated’s 2010 Annual Report

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 18, 2011.  Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.

Letter to Shareholders To Our Shareholders: We have successfully navigated the most challenging economic environment anyone could have ever imagined. We did so by executing our relationship-based strategy, and with a clear vision to help people and businesses be successful. Our sharp focus on the customer has made a positive difference for us through every phase of the current economic cycle. I believe it will continue to position us effectively for the future, as well. Relationships really do matter. We know and understand our customers, and offer solutions that help meet their distinct financial needs. This strong focus on customers, especially during one of the most turbulent economic times in our nation’s history, reinforced the concept of ‘collective success.’ That is, when our customers succeed, so do we. Following this letter, you will find some examples of customers we’ve helped along the road to success. I am pleased to report that Comerica’s common stock rose 43 percent in 2010, outperforming many of our peers. We were once again among the top performers in the 24-bank Keefe Bank Index (BKX), while ranking no. 83 among all S&P 500 companies. Our stock has performed very well throughout this economic cycle, increasing 113 percent from January 1, 2009, through year-end 2010. On January 18, 2011, we announced plans to acquire Sterling Bancshares, Inc., of Houston, Texas. I am also pleased we were able to double the quarterly cash dividend for common stock to $0.10 per share. I’ll discuss our solid capital position in more detail shortly. On January 18, 2011, we announced plans to acquire Sterling Bancshares, Inc., of Houston, Texas. The acquisition is a strong strategic fit, accelerates our growth in Texas and maintains our capital strength. Sterling, with $5.2 billion in assets, has a very appealing branch network, which almost doubles our presence in Houston, provides us entry into the fast growing San Antonio market, and complements our banking center network in Dallas-Fort Worth. On a pro forma basis, the acquisition bolsters our presence in Texas, one of this nation’s most attractive growth markets, and would move us from 10th to 6th in deposit market share in the state.* We believe this gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to middle market and small business companies. We believe the transaction value is fair and reflects the scarcity value of the company. There have not been, nor are there expected to be, many banks in Texas that have the size, fit and focus of a bank like Sterling. The transaction has been approved by the Comerica and Sterling Boards of Directors, and is expected to be completed by mid-year 2011, subject to customary closing conditions, including approval by Sterling shareholders and regulatory approvals. We look forward to a seamless integration and offering Sterling customers the resources of a larger bank, with the continued touch and feel of a community bank. Like Comerica, the Sterling team shares our focus on relationship banking and serving the community. Turning briefly to the economy, the recovery now underway in our nation is sluggish and uneven. Persistently high unemployment and a slowly stabilizing housing market have made this particular recovery a modest one, compared to the more robust recoveries following previous recessions. Our customers, many of whom are business owners and managers, remained understandably cautious in 2010. Uncertainties regarding the economy, taxes, healthcare costs and government regulations put a damper on hiring and spending. As the economy continues to improve, Comerica is well positioned for growth. In the right markets... We are among the 25 largest U.S. banking companies, based on assets of $53.7 billion at year-end 2010. You can see on these pages that our 443 U.S. banking centers (at December 31, 2010) are located in the urban areas of our five primary markets, where there is an abundance of businesses of all sizes, particularly small and middle market companies, and where we can leverage our personal banking and wealth management services. In light of the current economy, we slowed our banking center expansion * Based on June 30, 2010 FDIC data Collective Success program, adding only 13 new banking centers to our network in 2010, mostly in Texas and California. In all, we have added 138 new banking centers since launching the program in late 2004. These new banking centers have provided us more than $3.2 billion in deposits and thousands of new customers. For 2011, we expect to add a modest number of new banking centers, again reflecting the economic environment. We continue to leverage our standing as the largest U.S. banking company headquartered in Texas, a state with a growing population and a diverse economy. Home prices have remained relatively stable in Texas, and it continues to have more Fortune 1000 companies than any other state. We opened our 95th banking center in Texas in December. When the aforementioned acquisition of Sterling Bancshares is completed, Comerica would grow to have 152 banking centers in Texas. California is a state that is showing signs of strengthening, with more stability in home prices, and strong trade data that helps offset weak employment growth. We celebrated the opening of our 100th banking center in California in 2010. Shortly after the October grand opening, we received an award from the South Pasadena Preservation Foundation for restoring the building back to the look and feel of the original 1920s architecture. Falling unemployment levels and an improving automotive sector are helping Michigan’s economy rebound. We believe we are doing a good job working with our customers in that state, where we have had a continuous presence since 1849. We are particularly pleased with the credit performance there, given the economic challenges the state has been facing for a number of years. Michigan is clearly on its way back, and that is good news for Comerica and the nation. With a solid capital position... Comerica took a number of actions in 2010 that highlighted our strong capital position. First, we ended our participation in the U.S. Treasury’s Capital Purchase Program. As you’ll recall, in November 2008 we issued $2.25 billion of preferred stock and a related warrant to the U.S. Department of the Treasury. On March 17, 2010, we announced that we had redeemed all of the preferred shares. In short, we repaid our ‘TARP’ investment. In doing so, we eliminated the annual $134 million preferred stock dividend. On October 1, 2010, we fully redeemed all $500 million of our trust preferred securities. The Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law on July 21, 2010, changed the treatment of this type of security, so it was no longer an effective form of capital for us. Our proactive action in addressing this change in regulation eliminated this higher-cost funding. Primary Markets (all data as of December 31, 2010) Texas 95 banking centers Dallas/Fort Worth Metroplex Austin Houston Arizona 17 banking centers Phoenix/Scottsdale California 103 banking centers San Francisco & the East Bay San Jose Los Angeles Orange County San Diego Fresno Sacramento Santa Cruz/Monterey Inland Empire Florida 11 banking centers Boca Raton Southeast West/Central Michigan 217 banking centers Metropolitan Detroit Greater Ann Arbor Battle Creek Jackson Kalamazoo Lansing Midland Muskegon Comerica Incorporated 2010 Annual Report

Letter to Shareholders We believe we are uniquely positioned as the only bank in our peer group to have redeemed TARP and eliminated trust preferred securities from its capital structure. Then, on November 16, 2010, we announced that the Board of Directors of Comerica Incorporated had increased the quarterly cash dividend for common stock to $0.10 per share. The overall positive trajectory of our financial performance, which is summarized below, coupled with the modestly improving economic environment, enabled us to increase the quarterly cash dividend. The board also authorized the purchase of up to 12.6 million shares, or about 7 percent of Comerica’s outstanding common stock at September 30, 2010, as well as outstanding warrants to purchase up to 11.5 million shares of Comerica’s common stock. The share repurchases commenced in 2011 and will proceed in a cautious manner, recognizing industry uncertainty on regulatory capital standards. Continued improvement in financial performance... Comerica’s 2010 financial performance was highlighted by our strong credit performance relative to our peers, solid customer deposit generation capabilities, increased net interest margin and careful management of expenses. For 2010, we reported net income attributable to common shares of $153 million, or $0.88 per diluted share. These results were significantly better than what we saw in 2009. In large part, this is attributable to a decrease of $602 million in the provision for loan losses in 2010, compared to 2009. All of our key credit metrics moved in the right direction in 2010, with decreases in net charge-offs, watch list loans and nonaccrual loans, which led to a significant reduction to the provision for loan losses. Comerica’s credit performance throughout this cycle has been among the best in our peer group. We believe it is a reflection of our strong credit culture and the diligent credit quality review processes we employ. Whereas weak loan demand was evident in 2010, due to the continued caution of our customers in a slowly improving economy, as the year progressed we saw many encouraging and positive signs. By year-end, our customers were conveying a more positive and confident tone. Throughout our geographic footprint, our relationship managers reported a growing sense of optimism among customers and prospects. At year-end 2010, our loan pipeline was strong. Also at year-end, period-end loan outstandings were stable, with commercial loans up more than $700 million, or about three percent, compared to the third quarter of 2010. These increases were muted by the planned and continued reduction of loans in our Commercial Real Estate business line. As businesses continue to expand their inventories and sales volumes, and as the economy continues its moderate recovery, we believe we are ideally positioned to capitalize on the increased lending opportunities. We continued to have very strong deposit generation in 2010, with average core deposits increasing $3.4 billion. Our net interest margin expanded to 3.24 percent in 2010, compared to 2.72 percent in 2009, primarily due to changes in the funding mix, including a continued shift in funding sources toward lower-cost funds, and improved loan spreads. We believe our balance sheet is well positioned for a rising rate environment. We continued to focus on expense management in 2010. Noninterest expenses decreased $10 million from 2009. Full-time equivalent staff decreased by 4 percent from 2009, even as we added 13 new banking centers in 2010. We believe our core fundamentals will continue to show improvement in 2011. With the right people... Among notable personnel announcements in 2010, Curt Farmer, Executive Vice President, assumed leadership of both the Retail Bank and Wealth & Institutional Management, succeeding Connie Beck, At-a-Glance who retired at the end of January 2011. Combining the leadership of the two organizations, as we did, provides improved leverage opportunities, while enabling us to offer a wide spectrum of products and services to our customers. Lars Anderson joined us in December as our new Vice Chairman, The Business Bank. Lars will succeed Dale Greene, Executive Vice President, The Business Bank, who will retire on his normal retirement date in the third quarter of 2011. Lars comes to Comerica from a large regional bank, where he had responsibility for a multi-billion dollar loan portfolio, including 12 regional banks. His impressive background and credentials will further enhance Comerica’s reputation as a business bank of choice. The right products and services... Within our Retail Bank, we launched a new Mobile Banking service in 2010, and began offering consumers ITAC Sentinel®, an identity theft prevention service. As a result of the latter, the Financial Services Roundtable presented Comerica with its first ITAC Excellence in Consumer Protection Award in 2010. Comerica is a charter member of ITAC (Identity Theft Assistance Center), which has helped more than 75,000 consumers recover from identity theft. And, in Texas, we launched a new Healthcare Profession lending group to take advantage of the significant opportunities in this important and growing segment of our economy. Within our Business Bank, our Treasury Management Services area announced a significant technology upgrade to our TM Connect Web platform, which now provides one of the best cash management solutions in the market for businesses looking to initiate, receive, and manage online payments. We also continued to serve as the financial agent to the U.S. Treasury Department for its DirectExpress® Debit MasterCard® program. More than 1.5 million federal benefit recipients have signed up for the DirectExpress® card since it was introduced in 2008. Within Wealth & Institutional Management, we enhanced the lineup of our proprietary investment advisory products and continued to add new advisors in our key growth markets. And a strong commitment to community, diversity and sustainability. Comerica provided some $10 million to not-for-profit organizations nationwide in 2010. In addition, our employees raised more than $2.1 million for the United Way and Black United Fund, and they donated their personal time and talents with some 60,000 volunteer hours in 2010. In December 2010, the Federal Reserve Bank of Dallas rated Comerica Bank’s Community Reinvestment Act program “Outstanding.” The rating considers three elements: loans made to families with low or moderate incomes; investments in low or moderate income communities; and services extended to individuals and businesses in such communities. In all individual elements, Comerica received an “Outstanding” score This is the 8th consecutive “Outstanding” CRA rating that our bank has achieved. Comerica continued to receive recognition for its commitment to diversity in 2010, including being named by DiversityInc Magazine as one of the top 50 companies for diversity and top 10 companies for executive women. We also were again named by Black Enterprise Magazine as one of the 40 best companies for diversity, and were named by Hispanic Business Magazine to its “Diversity Elite 60” list, and by Latina Style Magazine to its “Latina Style 50” list. We certainly appreciate the recognition. We continued to make solid progress on our corporate sustainability initiatives in 2010. We completed a range of projects designed to improve our environmental performance and increase efficiency—including efforts to reduce our energy use and greenhouse gas emissions, to reduce waste and expand our recycling programs, to build new ‘green’ banking centers, and to improve the coverage and accuracy of our sustainability tracking and reporting systems. In addition, we continue to be focused on developing deposit and loan relationships with “clean tech” and “green tech” companies. In closing, Comerica remains focused on executing its strategy and delivering outstanding customer service. In closing, Comerica remains focused on executing its strategy and delivering outstanding customer service. We have weathered the challenging economic cycle well, maintaining strong liquidity, solid capital, tight control of expenses, and with credit metrics that are among the best in our peer group. Going forward, I believe we are ideally positioned for future growth, with a strong relationship focus, and with the right people, products and services in place to make a positive difference for our customers, shareholders and employees. Sincerely, Ralph W. Babb Jr. Chairman and Chief Executive Officer